

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2021

Michael McGarrity
Chief Executive Officer and Director
MDxHealth SA
CAP Business Center
Zone Industrielle des Hauts -Sarts
4040 Herstal, Belgium

> **Re: MDxHealth SA**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 23, 2021**
> **CIK No. 0001872529**

Dear Mr. McGarrity:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 23, 2021

Prospectus Summary
Commercial Products, page 2

1. We note your revisions in response to prior comment 5. Please substantiate your statements that your SelectMDx test has a 95% negative predictive value and that your ConfirmMDx test has a 96% negative predictive value.

Business
Intellectual Property, page 60

2.   We note your disclosure that two of your patents pertaining to your ConfirmMDx test expire in 2022 and 2024. Please revise to disclose what effect, if any, you expect the expiration of these patents to have on your patent portfolio and your business and if you intend to take any action to mitigate such effect.

Commercial and intellectual property licensing agreements, page 62

3.   We note your revisions in response to prior comment 9. Please further revise to disclose the name of the academic institution, the upfront license fee paid and the minimum annual royalties required.

Principal Shareholders, page 106

4.   We note your response to prior comment 10. Please revise your disclosure to include the information from your response regarding how voting and investment decisions are made for MVM Partners LLP and Valiance Asset Management Limited.

Capitalization, page 129

5.   Please double underline your cash balance to clarify that such amounts are not included in your total capitalization.

    You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Life Sciences

cc: Roel Meers, Esq.